 Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: CM Life Sciences II, Inc.

Filer’s Commission File Number: 001-40090

Subject Company: CM Life Sciences II, Inc.

Date: August 23, 2021

SomaLogic Provides 2021 Financial Guidance Exceeding Initial Merger Combination Projections

NEW YORK & BOULDER, Colo. (August 23, 2021) – CM Life Sciences II (NASDAQ: CMIIU) and SomaLogic, Inc. (“SomaLogic” or the “Company”), a leader in AI-data driven proteomics technology, today announced that with the approach of the business combination closing, the Company expects projected financial results to be above the previous projections disclosed on March 29, 2021. Full year 2021 revenue is expected to exceed previous full year projections of $66.7 million by 10% or higher. Full year 2021 gross margins are expected to be more than 500 basis points ahead of previously provided full year projections of 51%.

“I am beyond pleased with our performance in the first half of 2021 in which we exceeded our expectations with stronger revenue, better gross margins, faster commercial team ramp, and above-plan clinical partnerships,” said Roy Smythe, M.D., SomaLogic’s Chief Executive Officer. “Given the objective signals of our progress to date, coupled with our confidence in the back half of the year, we now expect full year 2021 revenue and gross margin to be above our previously provided projections.”

“As we transition to a public company, we recognize that visibility into these types of business metrics adds to investors’ and stakeholders’ confidence in both our near term prospects as well as our long term robust trajectory. We are confident that our momentum will continue into 2022, positioning SomaLogic well for long term growth and success. We look forward to providing a more detailed update at our inaugural investor event later in 2021.”

SomaLogic, Inc. expects the business combination with CM Life Sciences II to result in a proforma cash balance, net of transaction expenses, of approximately $685 million (comprised of existing cash on hand at closing, a $375 million PIPE and approximately $275 million in cash from the trust assuming no redemptions). This offers significant financial flexibility for the Company to invest in expanded strategic priorities and pursue both organic and inorganic opportunities to drive strong multi-year growth.

“It was clear from our first engagement that SomaLogic had a differentiated technology platform and would benefit from capital and strategic support to ignite tremendous commercial growth. The recent performance is exceptional and confirms our early view,” said Eli Casdin, CEO of CM Life Sciences II. “With the large infusion of capital and an expanded board of directors comprised of world class industry leaders, the Company is uniquely positioned to deliver on the power of proteomics.”

Today’s update follows the joint release from CM Life Sciences II (NASDAQ: CMIIU) and SomaLogic, Inc. on August 16, 2021 (available here), announcing that the registration statement for their business combination has been declared effective by the US Securities Exchange Commission (“SEC”), with a CM Life Sciences II special meeting date set for August 31, 2021 for shareholders of record as of July 2, 2021 and the transaction expected to close promptly thereafter.

About SomaLogic

SomaLogic seeks to deliver precise, meaningful, and actionable health-management information that empowers individuals worldwide to continuously optimize their personal health and wellness throughout their lives. This essential information, to be provided through a global network of partners and users, is derived from SomaLogic’s personalized measurement of important changes in an individual’s proteins over time. For more information, visit www.somalogic.com and follow @somalogic on Twitter.

SomaSignal™ tests are developed and their performance characteristics determined by SomaLogic, Inc. SomaLogic is a Clinical Laboratory Improvement Amendments (CLIA) certified, and College of American Pathologists (CAP) accredited laboratory.

The SomaScan Platform is for Research Use Only (RUO) and has not been cleared or approved by the US Food and Drug Administration for diagnostic or patient management purposes. SomaLogic’s proprietary SomaScan Platform was designed to be a universal platform that can be applied across research and discovery, translational research and biopharmaceutical development, and clinical applications. SomaLogic can run approximately 7,000 protein measurements on a single 55 microliter plasma or serum sample. The Company has run more than 450,000 samples to date.

Forward Looking Statements Disclaimer

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between SomaLogic and CM Life Sciences II and otherwise, including statements regarding the anticipated benefits of the business combination, the anticipated timing of the business combination, expansion plans, projected future results and market opportunities of SomaLogic. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors.  Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including  factors which are beyond SomaLogic’s or CM Life Sciences II’s control.  You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the CM Life Sciences II’s registration statement on Form S-4 (File No. 333-256127) (the “Registration Statement”) and the definitive proxy statement/prospectus included therein. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SomaLogic and CM Life Sciences II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SomaLogic nor CM Life Sciences II gives any assurance that either SomaLogic or CM Life Sciences II or the combined company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination are provided in the Registration Statement, which include a prospectus with respect to the securities of the combined entity to be issued in connection with the business combination and a proxy statement with respect to the Special Meeting. CM Life Sciences II urges its investors, stockholders and other interested persons to read the definitive proxy statement/ prospectus included in the Registration Statement, as well as other documents filed with the SEC, because these documents contain important information about CM Life Sciences II, SomaLogic and the business combination. The Registration Statement was declared effective by the SEC on August 12, 2021 and the definitive proxy statement/prospectus and other relevant documents are being mailed to CM Life Sciences II’s stockholders as of the Record Date. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge, by directing a request to: c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

CM Life Sciences II and SomaLogic and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the business combination under the rules of the SEC. A list of the names of those directors and executive officers and a description of their interests in CM Life Sciences II is contained in the definitive proxy statement/prospectus included in the Registration Statement and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065.

No Offer or Solicitation

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus.

SomaLogic Contact

Emilia Costales

720-798-5054

ecostales@somalogic.com

Investor Contact

Marissa Bych or Lynn Lewis

Gilmartin Group LLC

investors@somalogic.com